U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person: Michael L. Labertew,
      4685 South Highland Drive, Salt Lake City, UT 84117

2. Date of Event Requiring Statement (Month/Date/Year): 08/12/98


3. IRS or Social Security Number of Reporting Person (Voluntary):


4. Issuer Name and Ticker or Trading Symbol: Upland Energy Corporation (UPLC)

5. Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     (X) Director ( ) Officer, give title below ( ) 10% Owner ( ) Other
     Title: Director

6. If Amendment, Date of Original (Month/Day/Year): N/A

7. Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Beneficially Owned

1. Title of Security: N/A

2. Amount of Securities Beneficially Owned: N/A

3. Ownership Form: Direct(D)or Indirect(I): N/A

4.  Nature of Indirect Beneficial Ownership: N/A

TABLE II - Derivative Securities Beneficially Owned

1. Title of Derivative Security: OPTIONS

2. Date Exercisable (Month/Day/Year): 10/19/98
   Expiration Date(Month/Day/Year): 10/19/03

3. Title: Common Stock
   Amount of Securities Underlying Derivative Security (Amount of Number of shares): 20,000

4. Conversion or Exercise Price of Derivative Security: $0.5625

5. Ownership Form of Derivative Security: Direct (D) or Indirect (I): D

6. Nature of Indirect Beneficial Ownership:

Explanation of Responses:

Signature of Reporting Person: /S/ Michael L.Labertew
Date: 2/15/99